The United States
Securities and Exchange Commission

APPENDIX A

ANALYSIS USING THE STEPS IDENTIFIED IN EITF 98-3:
DETERMINATION OF THE NATURE OF A TRANSACTION

HDSI determined that the transaction with HOEL constituted a purchase of assets rather than a business combination under FAS 141 pursuant to the steps identified in EITF 98-3[1], as illustrated below.

Analysis & Application of ETIF 98-3 to HDSI August 16, 2011 Transaction

Background Information:
The following describes the circumstances of the transaction between HDSI, HOEL and Mark Simon, consummated on August 16, 2011 (the "Transaction").

Just prior to the Transaction, HDSI had no operating business or revenues, and was managed by Mark Simon ("Mr. Simon").

Just prior to the Transaction, HOEL was a privately-held company managed by Tassos Recachinas ("Mr. Recachinas"), pursuing a variety of activities across industries and disciplines. One activity pursued by HOEL was developing business plans around early-stage concepts of varying natures.

In one particular case, HOEL owned (was the licensee to) a certain technology license (the "License") based on certain intellectual property relating primarily to the fields of carbon dioxide capture and sequestration, and the production of algae biomass (the "IP"). The IP was developed by Alexander Chirkov, Ph.D., M.D. ("Chirkov"), a biophysicist and inventor. The License provided HOEL with the right to exclusively promote the IP within a defined geographic territory.

HOEL worked to develop a business plan and other promotional documents around the IP and the underlying License, to facilitate discussions with and presentations to potential customers (the "Marketing Documents"). HOEL believed there would be a wide interest in the IP's technology from a variety of potential customers, including energy producers, fuel companies, carbon emitters (cement, steel, manufacturing plants), water treatment facilities, transportation companies, food processors, agricultural companies, and environmental companies, among others. While HOEL received positive preliminary feedback from a limited number of potential customers based on the Marketing Documents, it had not entered into any contractual relationships to generate revenues or commenced any principal operations relating to the IP or License.

Due to Chirkov's certain unique and scarce knowledge, once a potential customer expressed further interest in the IP or the License, HOEL would require the services of Chirkov to implement the IP and generate revenues with a potential customer. While preliminary discussions between HOEL and Chirkov indicated that it would likely cost HOEL the equivalent of a $400,000 per year salary to acquire the services of Chirkov to generate revenues, HOEL had not reached any agreement with Chirkov relating to this matter, Chirkov was not an employee of HOEL, and Chirkov was under no obligation to provide ongoing services to HOEL.

On August 15, 2011, HDSI, HOEL and Mr. Simon entered into an Asset Acquisition Agreement (the "Asset Acquisition Agreement"),and the transactions thereunder were closed on August 16, 2011. Pursuant to the Asset Acquisition Agreement, HOEL agreed to sell to HDSI certain of its assets,

[1] The full text of EITF 98-3 is enclosed herewith.

including the License and any related assets, including the Marketing Documents, among other things (the "Transferred Set"), in exchange for:

- A $325,000, 10% promissory note
- 250,000,000 restricted shares of Common Stock
- 7,500,000 restricted shares of Class A Preferred Stock
- The cancellation of 440,080,000 shares of Common Stock held by Simon.
- The resignation of Simon from and the addition of Recachinas to the board of directors.

As described in the Asset Acquisition Agreement, the Transferred Set included:

a. The License and associated promotional rights;
b. Draft business plans with projected financial budgets;
c. Potential customer lists;
d. HOEL's plans for research, development, production, new products, marketing and selling;
e. Prospective project site maps;
f. Certain know-how in the possession of HOEL related to the License;
g. The addition of Mr. Recachinas as an officer and director of HDSI.

HDSI did not receive or reach any agreement with Chirkov relating to the Transferred Set but would require the services of Chirkov to implement the transferred IP to generate revenues, based on Chirkov's certain unique and scarce knowledge relating to the Transferred Set.

HOEL retained all its other assets not transferred in this Transaction and continued operations in the ordinary course of business.

<u>Assessment:</u>
Step 1— Identify the elements included in the Transferred Set.

The set includes:

- Long-lived assets, including intangible assets, or the rights to the use of long-lived assets (draft business plans with projected financial budgets; potential customer lists; plans for research, development production, new products, marketing and selling; prospective site maps; promotional rights)
- Intellectual property (License, certain know-how relating to IP)
- Certain employees (Recachinas)

Step 2—Compare the identified elements in Step 1 to the complete set of elements necessary for the Transferred Set to conduct normal operations in order to identify any missing elements.

The set does not include:

- Certain employees (Chirkov—scientist/engineer/inventor)
- Access to certain necessary materials
- Certain processes (relating to the implementation of the IP)
- Certain processes (administration systems, operational processes)
- Facilities, equipment, office space
- Contracts or customer commitments to purchase the outputs of the Transferred Set

Step 3— Assess whether the missing elements in Step 2 cause the conclusion that the Transferred Set is not a business. This assessment is based on the degree of difficulty or the level of investment (relative to

the fair value of the Transferred Set) necessary to obtain access to or to acquire the missing elements. If the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements is not significant, then the missing elements would not be considered minor and their absence would not cause the conclusion that the Transferred Set is not a business.

HDSI concluded that the missing elements taken as a whole were more than minor because they could not be obtained easily and would require significant cost to obtain.

Chirkov possesses unique and scarce knowledge, attributes and other skills that cannot be easily obtained by hiring other experienced management personnel, and which are required for the Transferred Set to generate revenues. Since Chirkov's requisite knowledge and skills to generate revenues from the Transferred Set are scarce and would be difficult to obtain, and would require significant cost to obtain, the missing elements taken as a whole were assessed as more than minor.

Further, without the ability to implement the IP to generate revenue as transferred, there was no output to provide to customers.

Conclusion
The Transferred Set was not able, on a stand-alone basis, to assume operations or generate revenues, and, therefore, was not a business.

Without an ability to easily access engineers with the requisite specialized knowledge and skills needed to produce products from the Transferred Set, the Transferred Set could not conduct normal operations and sustain a revenue stream, and therefore, the set was not a business.

Furthermore, the Transferred Set did not include customers, was in the development stage, and had not commenced planned principal operations. The Transferred Set's activities remained focused on the development of a business rather than the operation of a business. Because the planned principal operations of the Transferred Set had not yet commenced, the Transferred Set was not a business.

For these and other reasons, the Transferred Set was not a business and the transaction between HDSI and HOEL constituted a purchase of assets rather than a business combination under FAS 141.